Item 7
 BlackRock Advisors, LLC
 BlackRock Asset Management Canada Limited*
 BlackRock Investment Management (UK) Limited
 SpiderRock Advisors, LLC
 BlackRock Fund Advisors*
 BlackRock (Netherlands) B.V.
 BlackRock Financial Management, Inc.
 BlackRock Investment Management, LLC



*Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this
Schedule 13G.